FILE NO.

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

PROSPECT CAPITAL CORPORATION

PRIORITY INCOME FUND, INC.

PATHWAY CAPITAL OPPORTUNITY FUND, INC.

PROSPECT CAPITAL MANAGEMENT L.P.

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

PATHWAY CAPITAL OPPORTUNITY FUND MANAGEMENT, LLC

APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE ACT AND
RULE 12d3-1 UNDER THE ACT

All Communications, Notices and Orders to:

Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, NY 10016

Attention: Sean Dailey

(646) 380-1716

Copies to:

Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
700 6th Street NW
Washington, DC 20001

(202) 383-0176

April 18, 2018

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

PROSPECT CAPITAL CORPORATION
PRIORITY INCOME FUND, INC.
PATHWAY CAPITAL OPPORTUNITY FUND, INC.

PROSPECT CAPITAL MANAGEMENT L.P.

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC
PATHWAY CAPITAL OPPORTUNITY FUND MANAGEMENT, LLC
10 East 40th Street, 42nd Floor

 New York, NY 10016

File No.
Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE ACT AND RULE 12d3-1 UNDER THE ACT

INTRODUCTION

In this application (the “Application”), (i) Prospect Capital Corporation (“PSEC”), a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “1940 Act”), (ii) Priority Income Fund, Inc. (“PRIS”), a Maryland corporation organized as a closed-end management investment company that has registered as an investment company under the 1940 Act, (iii) Pathway Capital Opportunity Fund, Inc. (“PWAY” and, together with PSEC, PRIS and any Future Regulated Fund(1), each, a “Company” and collectively, the “Companies”), a Maryland corporation organized as a closed-end management investment company that has registered as an investment company under the 1940 Act, (iv) Prospect Capital Management L.P. (“PCM”), a Delaware limited partnership that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), that serves as the investment adviser of PSEC, (v) Priority Senior Secured Income Management, LLC (“PRISM”), a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, that serves as the investment adviser of PRIS, and (vi) Pathway Capital Opportunity Fund Management, LLC (“PEIM” and, together with PCM, PRISM and any future investment adviser that controls, is controlled by or is under common control with PCM and is registered as an investment adviser under the Advisers Act, each, an “Adviser”), a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, that serves as the investment adviser of PWAY (each Adviser, together with each Company, the “Applicants”), apply for and request an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act, exempting the Applicants(1) from the provisions of Section 12(d)(3) of the 1940 Act and Rule 12d3-1 thereunder in order to permit the Companies to acquire the securities of various investment managers, each of which the Applicants believe will be an issuer that derives more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the 1940 Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b).

(1)	For purposes of this Application, “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a business development company and (b) whose investment adviser is an Adviser. For purposes of this Application, “Applicants” means each Adviser and each Company or any successor to an Adviser or Company, respectively. For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

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This application for exemption is made on the grounds that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The relief requested by the Applicants will be referred to herein as “Relief.” No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.

BACKGROUND

A. General

PSEC is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company under Section 54 of the 1940 Act.(2) PSEC was organized on April 13, 2004 and commenced operations on July 27, 2004. As of December 31, 2017, PSEC had net assets of approximately $3.3 billion. PSEC’s investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. PSEC invests primarily in senior and subordinated debt and equity of private companies in need of capital for acquisitions, divestitures, growth, development, recapitalizations and other purposes.

PRIS is a Maryland corporation organized as a closed-end management investment company that has registered as an investment company under the 1940 Act. PRIS was organized on July 19, 2012 and commenced operations on May 9, 2013. As of December 31, 2017, PRIS had net assets of approximately $311.3 million. PRIS’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation.

PWAY is a Maryland corporation organized as a closed-end management investment company that has registered as an investment company under the 1940 Act. PWAY was organized on February 19, 2013 and commenced operations on August 25, 2015. As of December 31, 2017, PWAY had net assets of approximately $9.0 million.

As part of its current Investment Strategies (as defined herein), each Company plans to invest in companies engaged in the investment management and brokerage businesses (each, an “Investment Manager”).

Each Company intends to make investments (each, an “Investment”) in Investment Managers, including Investment Managers that are investment advisers registered under the Advisers Act or broker-dealers registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, as applicable. An Investment may take the form of debt (including convertible debt), equity, equity-related securities, royalty payments, revenue shares, similar instruments and combinations thereof. The payment structure of each of the Investments may be based on the revenues of an underlying Investment Manager or on its assets under management.

(2)	Section 2(a)(48) of the 1940 Act defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

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The Applicants believe that each Investment will be an “investment security” as defined in Section 3(a)(2) of the 1940 Act.

Each Company has elected to be treated as a registered investment company under Subchapter M of the Internal Revenue Code of 1987, as amended (the “Code”).

B. The Adviser

PSEC is externally managed by PCM. PCM is a Delaware limited partnership and an investment adviser registered with the Commission pursuant to Section 203 of the Advisers Act. PCM is led by John F. Barry III and M. Grier Eliasek. Mr. Barry is the Chairman and Chief Executive Officer of PSEC and controls PCM.

PRIS is externally managed by PRISM. PRISM is a Delaware limited liability company and an investment adviser registered with the Commission pursuant to Section 203 of the Advisers Act.

PWAY is externally managed by PEIM. PEIM is a Delaware limited liability company and an investment adviser registered with the Commission pursuant to Section 203 of the Advisers Act.

C. The Companies’ Investments

Each Company’s respective investment strategies are as described in such Company’s registration statement on Form N-2, other filings such Company has made with the Commission under the Securities Act of 1933, as amended, the Exchange Act, and such Company’s reports to shareholders (collectively, the “Investment Strategies”).

Due to the fact that most of the issuers of the Investments are expected to be registered investment advisers or broker-dealers and it is expected that most Investments will exceed the quantitative limitations set forth in Rule 12d3-1(b) absent exemptive relief, the Applicants may not be in compliance with Section 12(d)(3) or Rule 12d3-1 of the 1940 Act. In certain instances, and for separate business reasons, the actual issuer of the Investment may not be the registered investment adviser or registered broker-dealer, as applicable, itself but instead a company that holds an ownership interest in such registered entity or is controlled by such registered entity (i.e., a holding company, child company, sibling company or similar entity).

The Applicants expect that more than 15% of the revenues of each Investment Manager will be from “securities related activities” as such term is defined in Rule 12d3-1(d)(1) of the 1940 Act. The Applicants believe the majority of each Investment Manager’s revenue will be earned by charging fees based upon assets under management, investment performance or from securities-related transactions. The amount of a Company’s investments in each of the Investments, which the Applicants believe will be treated as equity securities for purposes of Rule 12d3-1, may exceed the amounts permitted in Rule 12d3-1(b).

In addition, the Applicants believe that there may be instances in which more than 5% of the value of a Company’s total assets will be invested in each of several Investment Managers. In order to comply with the Code’s diversification requirements for regulated investment companies,(3) it is contemplated that, with respect to at least 50% of a Company’s total assets, each of the Investments in an Investment Manager will not constitute more than 5% of a Company’s total assets at the time of investment. However, with respect to the remaining 50% of a Company’s total assets, such Company may make Investments that each constitute more than 5% but less than 25% of the value of such Company’s total assets, as measured at the time of investment.

(3)	Code Section 851(b)(3) requires that at least 50% of the value of a regulated investment company’s total assets is represented by (i) cash and cash items (including receivables), government securities and securities of other regulated investment companies, and (ii) other securities for purposes of this calculation limited, except and to the extent provided in subsection (e), which relates to the furnishing of capital to development corporations, in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the taxpayer and to not more than 10% of the outstanding voting securities of such issuer.

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APPLICABLE LAW AND EXEMPTIVE RELIEF REQUESTED

Section 6(c) of the 1940 Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction from any provision of the 1940 Act or any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 12(d)(3) of the 1940 Act prohibits a registered investment company from acquiring any security issued by any person who is a broker, dealer, engaged in the business of underwriting, or a registered investment adviser. Section 60 of the 1940 Act extends the prohibitions of Section 12(d)(3) to issuers that have elected to be treated as business development companies under the 1940 Act. Rule 12d3-1 provides two exemptions from Section 12(d)(3)’s prohibitions. First, paragraph (a) of Rule 12d3-1 provides an exemption from Section 12(d)(3) to permit an investment company to purchase the securities of an issuer (except the securities of its own investment adviser, promoter or principal underwriter or their affiliates), provided that the issuer’s revenues from “securities related activities” in its most recent fiscal year do not exceed 15% of the issuer’s gross revenues. In addition, paragraph (b) of Rule 12d3-1 establishes a separate exemption to permit an investment company to acquire any security of an issuer that derives more than 15% of its gross revenues from securities related activities, provided that, among other things, immediately after the acquisition of an equity or debt security of the issuer: (i) the investment company has not invested more than 5% of the value of its total assets in securities of that issuer; and (ii) the investment company owns not more than 5% of the outstanding securities of that class of the issuer’s securities or 10% of the outstanding principal amount of the issuer’s debt securities, as applicable. Subparagraph (d)(1) of Rule 12d3-1 defines “securities related activities” to mean a person’s activities as a broker, dealer, underwriter or registered investment adviser or investment adviser to a registered investment company.

The Applicants hereby apply for an order pursuant to Section 6(c) of the 1940 Act exempting the Companies from the provisions of Section 12(d)(3) of the 1940 Act to the extent necessary to permit each Company to invest in the securities of various Investment Managers, each of which the Applicants believe will be an issuer that derives more than 15% of its gross revenues from “securities related activities,” in excess of the quantitative limitations set forth in Rule 12d3-1(b). The Companies will comply with all other requirements of Rule 12d3-1. Prior to any Investment in an Investment Manager, a Company will require such Investment Manager to agree to be bound by the terms of the conditions of this Application.

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DISCUSSION

A. Purposes of Section 12(d)(3)

The Commission has stated that “[w]hile the reasons for Congress prohibiting investment company investments in securities related businesses are not addressed in much detail in the 1940 Act’s legislative history, it appears that Congress had two purposes.”(4) First, Congress wished to limit, at least to some extent, the exposure of registered investment companies to entrepreneurial risks peculiar to securities related businesses.” The Commission further stated that “[a] second purpose of the provision appears to have been to prevent potential conflicts of interest and reciprocal practices.”(5) Section 12(d)(3) is one of several provisions of the 1940 Act designed to limit, and in some instances eliminate, interrelationships between investment companies and brokers, dealers, underwriters and investment advisers.(6) However, as the Commission acknowledged in the proposing release to Rule 12d3-1, the “evidence indicates that today [Section 12(d)(3)] often prevents investment companies from making investments that may be in the best interests of their shareholders.”(7)

1. Avoiding the Entrepreneurial Risks of Securities Related Businesses.

The Applicants do not believe that the Companies’ investments in various Investment Managers raise the same type of entrepreneurial risks that may have concerned Congress in enacting Section 12(d)(3). The Commission has stated in regards to the entrepreneurial risks that, “aside from general partnership interests, investments in securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interest and reciprocal practices.”(8) The Commission has noted that since 1940 the ownership structure of most securities related issuers has changed from a partnership to a corporate form, resulting in the limited liability status of these entities.(9) The Commission has further stated that “[a]side from general partnership interests, investments in securities issued by securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interests and reciprocal practices.”(10) The Applicants do not believe there is a large number of Investment Managers in existence in the United States that are not organized as corporations or other limited liability entities; however, the Companies will invest only in Investment Managers organized as corporations or other limited liability entities.

(4)	Investment Company Act Release No. 13725 (January 17, 1984). See also Stadulis and Levin, SEC Regulation of Investment Company Investments in Securities Related Business under the Investment Company Act of 1940, 2 Villanova J. Law & Investment Management 9 (Spring 2000) for the statement that “[t]he legislative history of the Investment Company Act is virtually silent concerning the intended scope and purpose of section 12(d)(3).”)

(5)	Continuing, “[t]he provisions of the section generally are intended to prevent … cross-control situations which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not these entities are affiliated persons of the companies.” Id.

(6)	See Investment Company Act Release No. 13725 (January 17, 1984).

(7)	Id.

(8)	Continuing, “[i]n 1940, securities related businesses, for the most part, were organized as privately held general partnerships. By investing in such businesses, investment companies exposed themselves to potential losses which were not present in other types of investments; if the business failed, the investment company as a general partner was held accountable for the partnership’s liabilities.” Investment Company Act Release No. 19716 (September 16, 1993).

(9)	Id.

(10)	Id.

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Congress’ concerns regarding entrepreneurial risk will also be mitigated by disclosure to investors in each Company’s ongoing public filings with the Commission, as such disclosure will describe the fact that such Company’s business includes purchasing Investments in Investment Managers. As a result, investors in a Company will be informed of the risks, including entrepreneurial risk, of investing in such Company. Therefore, only persons or entities that explicitly intend and desire to have exposure to Investment Managers will purchase shares in a Company, and, as such, the Applicants believe that a Company’s investments in Investment Managers will be in the best interests of such Company’s shareholders.

2. Elimination of Reciprocal Practices Between Investment Companies and Securities Related Businesses.

In addition to limiting the entrepreneurial risks of investing in securities related businesses, the practical effect of Section 12(d)(3) is to eliminate the possibility of certain conflicts of interest and reciprocal practices between investment companies and securities related businesses.(11)

In general, the Applicants believe that there are few possible situations where a Company and the entities from which it purchases Investments would have commercial or other relationships other than actually making an Investment itself. The Applicants believe that any potential conflicts of interest and reciprocal practices can be successfully mitigated by adhering to the Conditions.

One potential risk that has been noted by the Commission is that an investment company might purchase “securities or other interests in a broker-dealer to reward that broker-dealer for selling fund shares, rather than solely on investment merit.”(12) The Relief will not create potential conflicts of interest for the Applicants or the Companies’ shareholders because as a Condition, no Investment Manager or its Affiliates (defined below) will be permitted to, at any time that an Investment is outstanding to such Investment Manager, buy, sell or otherwise trade securities issued by the Applicants or any of their respective affiliated persons, as such term is defined in Section 2(a)(3) of the 1940 Act(13), for its own account (other than transactions in the ordinary course of its business and transactions that do not involve the making of an investment decision by such person (each, an “Ordinary Course Transaction”)) and unless such transaction is otherwise permitted under Section 12 of the 1940 Act.

For the avoidance of doubt, nothing in the Relief is intended to reduce or alter an Applicant’s requirements pursuant to Section 17 or 57 of the 1940 Act, as applicable, or the Advisers Act, as applicable.

(11)	See Investment Company Act Release No. 13725.

(12)	See id.

(13)	Section 2(a)(3) of the 1940 Act defines an “affiliated person” of another person to include (i) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (ii) any person 5% or more of whose voting securities are directly or indirectly owned, controlled, or held with the power to vote by the other person, and (iii) any person directly or indirectly controlling, controlled by, or under common control with, the other person.

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Another potential conflict of interest is that investment advisers and broker-dealers could be influenced to recommend to their clients certain investment companies which invest in such investment adviser or its affiliates, and thereby use the investment companies’ assets to boost the price of the investment adviser’s securities.(14) As noted above, as a Condition, the Investment Managers and their affiliated persons within the meaning of Section 2(a)(3) of the 1940 Act (collectively, “Affiliates”) will not be permitted to, at any time that an Investment is outstanding to such Investment Manager, sell any securities issued by the Applicants as an underwriter, will not make a market in any securities issued by the Applicants and will not act as agent or as a broker in connection with the sale of any shares of the Applicants and will not recommend investing in securities of the Applicants. Further, so long as an Investment is outstanding in an Investment Manager, such Investment Manager or any of its Affiliates will not buy, sell or otherwise trade securities issued by the Applicants or any of their respective Affiliates for its own account, other than Ordinary Course Transactions, and unless such transaction is otherwise permitted under Section 12 of the 1940 Act.

The Commission has also stated that another purpose of Section 12(d)(3) is to prevent investment companies from directing “brokerage to a broker-dealer in which the company has invested to enhance the broker-dealer’s profitability or to assist it during financial difficulty, even though the broker-dealer may not offer the best price and execution.”(15)

3. Liquidity of Investment Company Portfolio.

In adopting Section 12(d)(3), Congress was also concerned with the liquidity of an investment company’s portfolio.(16) The shareholders that invest in a Company receive disclosure (i) in such Company’s prospectus and (ii) pursuant to its ongoing reporting requirements as a public company that describe the fact that such Company’s business is investing in illiquid investments pursuant to the Investment Strategies. As a result, liquidity concerns do not affect the Companies.

The Applicants believe the Companies’ proposed acquisitions of the securities of various Investment Managers does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate. The Applicants believe that the standards set forth in Section 6(c) have been met.

B. Precedent

The Commission has previously been willing to permit investments of up to 10% of total assets by investment companies in issuers that derive more than 15% of their gross revenues from securities related activities. First, the Commission has granted relief under the predecessor rule to Rule 12d3-1 (rule 12d-1) to a number of securities related issuers to permit an investment company to invest up to 10% of its assets in that issuer, so long as gross revenues from the issuer’s securities related businesses did not exceed 25% of its total gross revenues.(17) In those applications, the issuers sought the relief due to acquisitions of broker-dealer and investment banking firms. As a result of those acquisitions and the surge in commission revenues by major retail securities firms, the issuers expected that they would derive more than 15% of their gross revenues from securities related activities.

(14)	See, e.g., American Medical Association, SEC No-action letter (pub. avail. April 23, 1978).

(15)	See Investment Company Act Release No. 13725.

(16)	See Investment Company Act Release No. 13725.

(17)	In the Proposing Release, the Commission noted that the limits proposed for Rule 12d3-1 were modeled after the limits contained in previously granted exemptive applications. See Proposing Release, supra, at n. 23. See, e.g., Kemper Corp., Investment Company Act Release Nos. 13319 (June 14, 1983) (order) and 13249 (May 17, 1983) (notice); American Express Co., Investment Company Act Release Nos. 13061 (March 2, 1983) (order) and 12987 (Jan. 21, 1983) (notice).

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The applicants argued that, absent the requested relief, registered investment companies may be precluded from purchasing, or may be compelled to sell, the issuers’ securities notwithstanding the fact that the acquisition of such securities did not present the dangers which Section 12(d)(3) purports to address. The applicants further argued that, as the relief requested related only to investments in securities by the issuer, the question whether such an investment might expose an investment company to the entrepreneurial risks of the investment banking business must be viewed in the context of the financial position of the issuer and all of its subsidiaries on a consolidated basis.

Furthermore, the Commission has granted relief to closed-end management investment companies to purchase securities issued by affiliated persons of the funds’ principal underwriter that were directly or indirectly engaged in a securities related business.(18) The applicants argued that the fixed nature of the investment company’s portfolio eliminated the concerns about conflicts of interest that rule 12d3-1(c) was designed to address. The applicants also argued that investors were protected because the terms of the securities to be purchased would be fully disclosed to investors before they made the decision to purchase the investment company shares. The Commission also permitted a closed-end management investment company to purchase 100% of the stock of an investment adviser and broker-dealer because the acquisition had been negotiated at arm’s length, was unanimously approved by the investment company’s board of directors, including non-interested directors, and was subject to approval of a majority of the investment company’s common stockholders.(19) The Commission granted further relief to a closed-end management investment company allowing for the investment of approximately 80% of its total assets in two issuers, each of which derive more than 15% of their gross revenues from securities related activities.(20) The applicant argued that investors in the applicant were protected because they had the opportunity to either approve or reject the proposed investment after full disclosure and because the concerns underlying section 12(d)(3) were not raised given the factual circumstances and the conditions to the relief.

The Commission has also provided exemptive relief under Section 6(c) of the 1940 Act to permit unit investment trusts to invest more than 10% of their assets in securities of issuers that derive more than 15% of their gross revenues from securities related activities.(21)

The Commission has also provided exemptive relief under Section 6(c) of the 1940 Act to permit a closed-end management investment company, which intended to elect to be treated as a business development company under the 1940 Act (“Cantilever”), to acquire the securities of various investment managers that each derives more than 15% of its gross revenues from securities related activities as defined in rule 12d3-1(d)(1) under the 1940 Act, in excess of the limitations in rule 12d3-1(b).(22) Whereas Cantilever’s investments in investment managers were expected to comprise all or nearly all of Cantilever’s investment activity, a Company’s investment in Investment Managers is not expected to represent all or nearly all of such Company’s Investment Strategies at any given time.

(18)	HSBC Securities (USA) Inc., et al., Investment Company Act Release Nos. 24011 (Sept. 14, 1999) (order) and 23963 (Aug. 23, 1999) (notice).

(19)	Baker, Fentress & Company, et al., Investment Company Act Release Nos. 21949 (May 10, 1996) (order) and 21890 (April 15, 1996) (notice).

(20)	In the Matter of Millennium India Acquisition Company, Inc.; (File No. 812-13464) Investment Company Act Release No. 28121; (January 6, 2008).

(21)	See, e.g., Corporate Income Fund, et al., Investment Company Act Release Nos. 23373 (Aug. 4, 1998) (order) and 23308 (July 9, 1998) (notice); Defined Asset Funds, Investment Company Act Release Nos. 19456 (May 5, 1993) (order) and 19388 (April 7, 1993) (notice).

(22)	In the Matter of Cantilever Capital, LLC and Cantilever Group, LLC; (File No. 812-13781) Investment Company Act Release No. 29925 (January 24, 2012).

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In granting each of these applications, the Commission has found that the proposed investments do not raise the concerns that underlie Section 12(d)(3). Similarly, for the reasons set forth above, together with the proposed conditions for the granting of exemptive relief, the Applicants believe that the Companies’ proposed acquisitions of the securities of various Investment Managers does not raise the concerns underlying Section 12(d)(3).

CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions (the “Conditions”):

1. So long as an Investment is outstanding in an Investment Manager, none of the Applicants and none of their respective Affiliates will engage in any transaction with such Investment Manager other than (i) a Company’s investment in the Investment Manager (and any follow-on investment), unless such transaction is otherwise permitted under Section 12 of the 1940 Act or not otherwise prohibited by the Conditions and (ii) a Company’s providing managerial assistance to such Investment Manager. The managerial assistance provided by a Company or any of its Affiliates will not include any activity involving any Investment Manager’s investment or brokerage process or investment decisions.

2. So long as an Investment is outstanding in an Investment Manager, such Investment Manager or its Affiliates will not buy, sell or otherwise trade securities issued by the Applicants or any of their respective Affiliates for its own account, other than pursuant to Ordinary Course Transactions, and unless such transaction is otherwise permitted under Section 12 of the 1940 Act. So long as an Investment is outstanding in an Investment Manager, no such Investment Manager or its Affiliates will sell any securities issued by the Applicants or any of their respective Affiliates as an underwriter, make a market in any securities issued by the Applicants or act as agent or as a broker in connection with the sale of any securities issued by the Applicants or any of their respective Affiliates or recommend to its clients the purchase of any such securities.

3. So long as an Investment is outstanding in an Investment Manager, no officer of the Applicants or member of a Company’s board of directors or an Adviser’s general partner or managing member, as applicable, will be affiliated with such Investment Manager or its Affiliates other than as a result of making an Investment.

4. The Applicants’ respective Chief Compliance Officers will monitor and report to the applicable Applicant’s Board no less than annually on compliance with these Conditions.

5. The Applicants will comply with the provisions of Rule 12d3-1, except for paragraph (b) solely to the extent necessary to permit a Company to invest (x) more than 5% of the value of its total assets in equity securities issued by an investment adviser or broker-dealer, (y) in more than 5% of the outstanding equity securities of an investment adviser or broker-dealer, and (z) in more than 10% of the outstanding principal amount of an investment adviser’s or broker-dealer’s debt securities.(23)

(23)	For the purposes of this paragraph, the terms “equity security” and “debt securities” have the meanings given them in Rule 12d3-1.

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AUTHORITY

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of the Applicants declare that their respective officers and authorized persons have authorized the execution and filing of this Application and any further amendments thereto and all requirements of their respective charters, by-laws and partnership agreement or operating agreement have been complied with regarding the execution and filing of this Application.

The verification required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Appendix A and Appendix B.

UPON THE BASIS OF THE FOREGOING, it is respectfully requested that the Commission enter an order, based on the facts as set forth above, under Section 6(c) of the 1940 Act exempting the Applicants from the provisions of Section 12(d)(3) and Rule 12d3-1 thereunder to the extent necessary to permit a Company to provide Investments to various Investment Managers, each an issuer that derives more than 15% of its gross revenues from securities related activities, in excess of the quantitative limitations set forth in Rule 12d3-1(b).

Pursuant to Rule 0-2(c) of the General Rules and Regulations under the 1940 Act, the Applicants declare that this Application is signed by M. Grier Eliasek.

Dated: April 18, 2018

PROSPECT CAPITAL CORPORATION

	By:	/s/ M. Grier Eliasek
M. Grier Eliasek
President and Chief Operating Officer

PRIORITY INCOME FUND, INC.

By:	/s/ M. Grier Eliasek
M. Grier Eliasek
Chief Executive Officer

PATHWAY CAPITAL OPPORTUNITY FUND MANAGEMENT, LLC
By:	/s/ M. Grier Eliasek
M. Grier Eliasek
President and Chief Operating Officer

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Appendix A

Verification of Application and Statement of Facts

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated April 16, 2018 for and on behalf of Prospect Capital Corporation, Priority Income Fund, Inc., Pathway Capital Opportunity Fund, Inc., Prospect Capital Management L.P., Priority Senior Secured Income Management, LLC, and Pathway Capital Opportunity Fund Management, LLC; that he is the President and Chief Operating Officer of Prospect Capital Corporation, Chief Executive Officer of Priority Income Fund, Inc., Chief Executive Officer of Pathway Capital Opportunity Fund, Inc., an authorized person of Prospect Capital Management L.P., President and Chief Operating Officer of Priority Senior Secured Income Management, LLC, and President and Chief Operating Officer of Pathway Capital Opportunity Fund Management, LLC; and that all action by the respective officers and authorized persons and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ M. Grier Eliasek
M. Grier Eliasek

A-1

Appendix B

Resolutions of the Board of Directors of Prospect Capital Corporation

WHEREAS, the Board of Directors (the “Board”) of Prospect Capital Corporation (the “Corporation”) believes it to be in the best interests of the Corporation to make an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act.

NOW THEREFORE, BE IT RESOLVED, that the respective officers of the Corporation be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the SEC for an order pursuant to Section 6(c) of the Act, for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act; and

FURTHER RESOLVED, that any officer of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation to do and perform or cause to be done and performed, in the name of the Corporation, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Corporation any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by the Corporation such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of the Corporation such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of the Corporation, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and

FURTHER RESOLVED, that all actions, transactions, events and practices regarding the Corporation (or the operation thereof), implemented or to be implemented by the Corporation, or taken or to be taken by the Corporation, that are described in the foregoing resolutions be, and hereby are, authorized, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any officer of the Corporation or any person or persons designated and authorized to act by a director or officer of the Corporation in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of the Corporation; and

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the officers of the Corporation may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Corporation.

(Approved by unanimous written consent of the Board of Directors on April 17, 2018).

B-1

Resolutions of the Board of Directors of Priority Income Fund, Inc.

WHEREAS, the Board of Directors (the “Board”) of Priority Income Fund, Inc. (the “Corporation”) believes it to be in the best interests of the Corporation to make an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act.

NOW THEREFORE, BE IT RESOLVED, that the respective officers of the Corporation be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the SEC for an order pursuant to Section 6(c) of the Act, for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act; and

FURTHER RESOLVED, that any officer of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation to do and perform or cause to be done and performed, in the name of the Corporation, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Corporation any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by the Corporation such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of the Corporation such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of the Corporation, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and

FURTHER RESOLVED, that all actions, transactions, events and practices regarding the Corporation (or the operation thereof), implemented or to be implemented by the Corporation, or taken or to be taken by the Corporation, that are described in the foregoing resolutions be, and hereby are, authorized, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any officer of the Corporation or any person or persons designated and authorized to act by a director or officer of the Corporation in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of the Corporation; and

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the officers of the Corporation may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Corporation.

(Approved by unanimous written consent of the Board of Directors on April 17, 2018).

B-2

Resolutions of the Board of Directors of Pathway Capital Opportunity Fund, Inc.

WHEREAS, the Board of the Directors (the “Board”) of Pathway Capital Opportunity Fund, Inc., (the “Corporation”) believes it to be in the best interests of the Corporation to make an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act.

NOW THEREFORE, BE IT RESOLVED, that the respective officers of the Corporation be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the SEC for an order pursuant to Section 6(c) of the Act, for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act; and

FURTHER RESOLVED, that any officer of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation to do and perform or cause to be done and performed, in the name of the Corporation, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Corporation any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by the Corporation such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of the Corporation such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of the Corporation, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and

FURTHER RESOLVED, that all actions, transactions, events and practices regarding the Corporation (or the operation thereof), implemented or to be implemented by the Corporation, or taken or to be taken by the Corporation, that are described in the foregoing resolutions be, and hereby are, authorized, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any officer of the Corporation or any person or persons designated and authorized to act by a director or officer of the Corporation in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of the Corporation; and

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the officers of the Corporation may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Corporation.

(Approved by unanimous written consent of the Board of Directors on April 17, 2018)

B-3